EXHIBIT 8.1

                       [DEWEY BALLANTINE LLP LETTERHEAD]



Executive Risk, Inc.
82 Hopmeadow Street
P.O. Box 2002
Simsbury, CT  06070-7683

Ladies and Gentlemen:

     We have acted as your counsel in connection with the acquisition by The Chubb Corporation, a New Jersey corporation ("Chubb"), of Executive Risk, Inc., a Delaware corporation ("Executive Risk"), pursuant to a merger (the "Merger") of Excalibur Acquisition, Inc., a Delaware corporation ("Sub"), with and into Executive Risk, as provided by the Agreement and Plan of Merger (the "Agreement"), dated as of February 6, 1999, by and among Chubb, Sub and Executive Risk. In connection with the Merger, we have participated in the preparation of a registration statement under the Securities Act of 1933 on Form S-4 (the "Registration Statement"), including a Proxy Statement/Prospectus of Executive Risk and Chubb dated _________ ___, 1999 (the "Proxy Statement").

     In that connection, you have requested our opinion as to the material federal income tax consequences of the Merger. In rendering this opinion, we have examined and relied upon the Agreement, the Proxy Statement, the representation letters of Chubb and Executive Risk dated _______ __, 1999 which have been delivered to us for the purposes of this opinion (the "Officer's Certificates"), and such other documents as we have deemed necessary or appropriate for purposes of this opinion. In addition, we have assured with your consent that (i) the Merger will be effectuated in accordance with the terms of the Agreement and no material conditions will be waived or modified (including the conditions requiring the opinions described in sections 9.02(b) and 9.03(c) of the Agreement), (ii) the statements concerning the Merger set forth in the Proxy Statement are accurate and complete, (iii) the representations set forth in the Officer's Certificated were accurate and complete at the time they were made and will be accurate and complete at the Effective Time (as defined in section 2.01(b) of the Agreement) and (iv) any representations in the Officer's Certificates that are qualified by the phrases "to the best of my knowledge," "has no knowledge," or similar such phrases are, in each case, correct without such qualification.

     Our opinion below addresses only Executive Risk stockholders who hold their shares as capital assets and does not address all aspects of federal income taxation that may be important to such holders in light of their particular circumstances. Further, our opinion does not address the federal income tax consequences that may be applicable to holders subject to special rules, such as: (i) insurance companies; (ii) financial institutions; (iii) dealers in securities; (iv) traders that mark to market; (v) tax-exempt organizations; (vi) stockholders who hold their shares as part of a hedge, appreciated financial position, straddle or conversion transaction; (vii) stockholders who acquired the Executive Risk common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; and (viii) foreign corporations, foreign partnerships or other foreign entities and individuals who are not citizens or residents of the United States.

     Based upon the foregoing and subject to (i) the accuracy of the statements and representations contained in the materials referred to above and the above assumptions and limitations and (ii) our consideration of such other matters as we have deemed necessary, it is our opinion that the material federal income tax consequences of the Merger are as follows:

o The Merger will constitute a "reorganization" within the meeting of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

o Executive Risk stockholders will not recognize any gain or loss upon the exchange of their shares of Executive Risk common stock solely for shares of Chubb common stock pursuant to the Merger, except with respect to any cash they receive instead of fractional shares of Chubb common stock.

o The aggregate tax basis of the shares of Chubb common stock received solely in exchange for shares of Executive Risk common stock pursuant to the Merger, including fractional shares of Chubb common stock for which cash is received, will be the same as the aggregate tax basis of the shares of Executive Risk common stock exchanged for them.

o The holding period for shares of Chubb common stock received in exchange for shares of Executive Risk common stock pursuant to the Merger will include the holding period of the shares of Executive Risk common stock exchanged for them.

o Executive Risk stockholders who receive cash instead of fractional shares of Chubb common stock should be treated as having received the fractional shares in the Merger and then as having the fractional shares redeemed by Chubb in a distribution under Section 302 of the Code. Accordingly, these stockholders should generally recognize gain or loss equal to the difference, if any, between the tax basis of the fractional shares and the amount of cash received. The gain or loss generally will be capital gain or loss and, in the case of individuals, long-term capital gain or loss eligible for reduced rates of taxation if the shares of Executive Risk stock exchanged have been held for more than one year.

o None of Chubb, Sub or Executive Risk will recognize any gain or loss as a result of the Merger.

     Our opinion expresses our views only as to federal income tax laws in effect as of the date hereof and is limited to the tax matters specifically covered hereby. You have not requested, and we do not express, an opinion concerning any other tax consequences of the Merger or any other transaction. Our opinion represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinion expressed herein, if contested, would be sustained by a court. Furthermore, the authorities upon which we rely are subject to change either prospectively or retroactively, and any such change, or any variation or difference in the facts, or any inaccuracy of such facts, from those on which we rely and assume as correct, as set forth above, might affect the conclusions stated herein.

     Our opinion is furnished for use in connection with the Merger and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to this opinion in the Proxy Statement under the caption "The Merger--Material Federal Income Tax Consequences". In giving this consent we do not hereby admit that we come within the category of persons whose consent is required under
Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                        Very truly yours,

                                        DEWEY BALLANTINE LLP